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                                                                 EXHIBIT (c)(39)
CONFIDENTIAL
By hand delivery
                                                   April 3, 1994

Board of Directors
Grumman Corporation

Gentlemen and Mrs. Benson:

     This is to confirm our conversation today, in which we advised that Northrop Corporation and Northrop Acquisition, Inc. are prepared to enter into an Agreement and Plan of Merger with Grumman Corporation, with the price therein increased to $62 per share of Grumman common stock. The form of such agreement shall be as previously furnished to you and referred to in our letter of March 31, 1994.

     This offer is presented with the understanding that it will be presented to the Grumman Board of Directors at a meeting scheduled for 8:00 p.m. Eastern Time on this date. This offer is expressly conditioned upon Grumman's execution of the Agreement and Plan of Merger no later than 10:00 p.m., Eastern Time, tonight.

     This offer was approved by the Directors of Northrop at a special meeting held earlier this evening.
                                          Sincerely,

                                          Richard B. Waugh, Jr.
                                          Corporate Vice President and
                                          Chief Financial Officer